News Release 19-11

June 3, 2019

SSR MINING PUBLISHES INAUGURAL SUSTAINABILITY REPORT

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining) announced today the publication of its inaugural Sustainability Report. The report outlines our approach to sustainability across a range of areas and summarizes our 2018 sustainability performance. The report also underscores our ongoing commitment to transparency with our stakeholders.

Paul Benson, President and CEO, commented, “I am pleased to introduce our inaugural Sustainability Report, which provides a framework for how we manage and measure existing programs as well as aid in our social excellence initiatives. The report enhances how we communicate our sustainability performance and supports our Operational Excellence efforts in all areas of our business. With the initiation of our sustainability reporting, we proactively ensure a transparent and ongoing engagement with our stakeholders.”

Sustainability Report Highlights

▪	The health and safety of our people are the highest priority across our company.

▪	Focus on strengthening diversity, with women representing 14% of total workforce, 20% of the executive management, 22% of the Board of Directors, and 30% of the Chinchillas mine workforce.

▪	Achieved first decile, peer-leading ISS Governance QualityScore for third consecutive year.

▪	Emphasis on hiring from local communities, with 100% of employees hired locally at the Chinchillas mine in 2018 and 34% of Seabee’s total workforce identifying as Indigenous.

▪
Multi-year local procurement strategy supports community investment initiatives, with 14 additional local businesses engaged at Puna Operations and $14 million spent with Saskatchewan’s Northern businesses in 2018.

▪	Marigold continues to maintain certification under the International Cyanide Management Code, after becoming the first mine in the world to be certified, in 2006.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪	No upstream-construction tailings dam facilities, with all existing tailings facilities in full compliance with applicable regulatory requirements.

▪	Strong water management stewardship with recycling 58% of the water consumed at our three operations during 2018.

The report is available on our website at www.ssrmining.com/corporate_responsibility/.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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